

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

03 AUG 20 AM 7:21



5th August, 2003

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 4th August, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED





Eva Siu
Enclosures



Sec File No. 82-3735

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

ANNOUNCEMENT

Following the announcement dated 5 June 2003 in respect of the Debt Restructuring Proposals and the announcement dated 18 July 2003 in respect of, among other things, legal actions against the Condo Minority Shareholders, the Board would like to announce that since certain conditions precedent have yet to be fulfilled, in particular, no agreement with the Condo Minority Shareholders has yet been reached, the Debt Restructuring Proposals are unlikely to be capable of becoming unconditional on or before 31 August 2003, being the long stop date.

Should the Debt Restructuring Proposals be unable to become unconditional by 31 August 2003, as currently expected, and in the absence of unforeseen events, the Debt Restructuring Proposals will automatically lapse and terminate. In these circumstances, the winding-up petition(s) against CCW and CEC is (are) expected to proceed and each of these two subsidiaries of the Company may be wound up eventually. The Board does not expect the winding-up of these subsidiaries to have any material adverse impact on the Group.

Since the Debt Restructuring Proposals are unlikely to be successful, shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the Company's announcements dated 5 June and 18 July 2003 respectively regarding the Debt Restructuring Proposals.

Pursuant to the terms of the Debt Restructuring Proposals, the completion of the Debt Restructuring Proposals is conditional upon the fulfilment (or, if capable of being waived, the waiver by the Company and CCW or CEC (as the case may be)) of the conditions precedent set out therein on or before 31 August 2003. If any of the conditions precedent is not satisfied or waived on or before such date, the Debt Restructuring Proposals will automatically lapse and terminate.

One of the conditions precedent to the Debt Restructuring Proposals is the entering into of agreement(s) between the Condo Minority Shareholders and the Company and/or its subsidiaries in relation to (a) the sale, transfer and/or waiver of any legal and beneficial interests and all other interests rights which any of the Condo Minority Shareholders has or may have in CCW and Wellstep; and (b) the waiver and/or settlement of claims between CCW or CEC (as the case may be) and the Condo Minority Shareholders.

The Company has incurred substantial efforts in trying to reach an agreement with the Condo Minority Shareholders, but negotiations between the Company and the Condo Minority Shareholders in relation to the above condition precedent have not been successful thus far and no agreement has yet been reached (or is likely to be reached) between the parties involved. For details of the ongoing legal actions against the Condo Minority Shareholders and their responses, please refer to the section headed "Legal Actions Against Wellstep Minority Shareholders" as set out in the Company's announcement dated 18 July 2003.

Another condition precedent to the Debt Restructuring Proposals is that each of the CCW Proposal and the CEC Proposal has to be agreed and accepted by unsecured creditors holding not less than 98% in value of the Relevant Indebtedness of CCW and CEC respectively as set out in the Debt Restructuring Proposals. As mentioned in the Company's announcement dated 5 June 2003, whilst CEC has received the requisite level of acceptance from its relevant creditors, CCW has only received acceptance to the CCW Proposal from 96.3% of its relevant creditors as at 5 June 2003, which remains unchanged as at the date of this Announcement. It was also disclosed in the announcement dated 5 June 2003 that the 96.3% acceptance to the CCW Proposal was already the result of intense negotiations with the relevant creditors who did not assent to the CCW Proposal, as the original acceptance on 12 May 2003 was only 94%.

Each of the CCW Proposal and CEC Proposal, if it were to proceed, would constitute a connected transaction and would require the approval of the shareholders of the Company in a general meeting pursuant to the Listing Rules. A circular, together with the necessary notice for general meeting, would also be required to be sent to the shareholders of the Company for such approval purpose, which would need to be obtained prior to 31 August 2003. As the Company needs to allow time for the drafting and preparation of the circular and to give prior notice to its shareholders for the purposes of convening a general meeting, the latest date on which an announcement regarding the proposed dispatch of a circular has to be published in the press pursuant to the Listing Rules is on or about 30 July 2003 in order for the Company to hold a general meeting before 31 August 2003.

Since there is no agreement with the Condo Minority Shareholders and in view of the matters described above, the Board considered that the conditions precedent to the Debt Restructuring Proposals referred to above, in particular, the reaching of an agreement with the Condo Minority Shareholders, are unlikely to be fulfilled so that the Debt Restructuring Proposals could be completed on or before 31 August 2003, being the long stop date, in the absence of unforeseen events or waivers of such conditions precedent by the Company.

The Board does not currently intend to waive any such conditions and the Board believes it is in the interest of the Company and its shareholders to continue the legal action route, in the absence of any agreement with the Condo Minority Shareholders.

The Company does not intend to further negotiate with the creditors on the extension of the long stop date for fulfilling the conditions of the Debt Restructuring Proposals, as it appears to the Company that it is unlikely to reach an agreement with the Condo Minority Shareholders in accordance with the conditions precedent to the Debt Restructuring Proposals. It is therefore likely that the Debt Restructuring Proposals will be unsuccessful due to the fact that the conditions precedent are not fulfilled. In these circumstances, the winding-up petition(s) against CCW and CEC is (are) expected to proceed and as such, these two subsidiaries of the Company are likely to be wound up by the Court.

The Board does not expect any material adverse impact on the Group arising from the winding-up of CCW and CEC, except that it may result in the demand for repayment of two banking facilities of approximately HK$5 million and HK$7 million respectively granted to CCW and CEC. However, as both banking facilities have already been fully secured by either assets or cash deposit of the Group, any demand for repayment of such banking facilities in the event of the winding-up of any of CCW and CEC, is not expected to have any material adverse impact on the Group either. Further announcement will be made on this matter if and when appropriate. In the announcement dated 18 July 2003, it was disclosed that certain connected transactions of financial assistant nature would be disclosed in an announcement. Such announcement is currently being prepared.

Since the Debt Restructuring Proposals are unlikely to be successful, shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"CCW"	Condo Curtain Wall Company Limited, an indirect 52%-owned subsidiary of the Company
"CCW Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CCW to its creditors dated 17 April 2003
"CEC"	Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company
"CEC Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CEC to its creditors dated 17 April 2003
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Condo Minority Shareholders"	the minority shareholders of the Condo Group, namely Mr. Yu Lap On, Stephen, Mr. Cheung Sui Keung and Mr. Ng Tze Kwan, each holding 16 per cent. of the beneficial interest in each of CCW and Wellstep (through their respective British Virgin Islands companies)
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Relevant Indebtedness"	the indebtedness owed to the unsecured creditors of CCW or CEC (as the case may be) which is subject to the Debt Restructuring Proposals
"Wellstep"	Wellstep Management Limited, a company incorporated in the British Virgin Islands and the holding company of CEC

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 4 August 2003



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Financial adviser to ONFEM Holdings Limited

CENTURION CORPORATE FINANCE LIMITED

ANNOUNCEMENT

Following the announcement dated 5 June 2003 in respect of the Debt Restructuring Proposals and the announcement dated 18 July 2003 in respect of, among other things, legal actions against the Condo Minority Shareholders, the Board would like to announce that since certain conditions precedent have yet to be fulfilled, in particular, no agreement with the Condo Minority Shareholders has yet been reached, the Debt Restructuring Proposals are unlikely to be capable of becoming unconditional on or before 31 August 2003, being the long stop date.

Should the Debt Restructuring Proposals be unable to become unconditional by 31 August 2003, as currently expected, and in the absence of unforeseen events, the Debt Restructuring Proposals will automatically lapse and terminate. In these circumstances, the winding-up petition(s) against CCW and CEC is (are) expected to proceed and each of these two subsidiaries of the Company may be wound up eventually. The Board does not expect the winding-up of these subsidiaries to have any material adverse impact on the Group.

Since the Debt Restructuring Proposals are unlikely to be successful, shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the Company's announcements dated 5 June and 18 July 2003 respectively regarding the Debt Restructuring Proposals.

Pursuant to the terms of the Debt Restructuring Proposals, the completion of the Debt Restructuring Proposals is conditional upon the fulfilment (or, if capable of being waived, the waiver by the Company and CCW or CEC (as the case may be)) of the conditions precedent set out therein on or before 31 August 2003. If any of the conditions precedent is not satisfied or waived on or before such date, the Debt Restructuring Proposals will automatically lapse and terminate.

One of the conditions precedent to the Debt Restructuring Proposals is the entering into of agreement(s) between the Condo Minority Shareholders and the Company and/or its subsidiaries in relation to (a) the sale, transfer and/or waiver of any legal and beneficial interests and all other interests rights which any of the Condo Minority Shareholders has or may have in CCW and Wellstep; and (b) the waiver and/or settlement of claims between CCW or CEC (as the case may be) and the Condo Minority Shareholders.

The Company has incurred substantial efforts in trying to reach an agreement with the Condo Minority Shareholders, but negotiations between the Company and the Condo Minority Shareholders in relation to the above condition precedent have not been successful thus far and no agreement has yet been reached (or is likely to be reached) between the parties involved. For details of the ongoing legal actions against the Condo Minority Shareholders and their responses, please refer to the section headed "Legal Actions Against Wellstep Minority Shareholders" as set out in the Company's announcement dated 18 July 2003.

Another condition precedent to the Debt Restructuring Proposals is that each of the CCW Proposal and the CEC Proposal has to be agreed and accepted by unsecured creditors holding not less than 98% in value of the Relevant Indebtedness of CCW and CEC respectively as set out in the Debt Restructuring Proposals. As mentioned in the Company's announcement dated 5 June 2003, whilst CEC has received the requisite level of acceptance from its relevant creditors, CCW has only received acceptance to the CCW Proposal from 96.3% of its relevant creditors as at 5 June 2003, which remains unchanged as at the date of this Announcement. It was also disclosed in the announcement dated 5 June 2003 that the 96.3% acceptance to the CCW Proposal was already the result of intense negotiations with the relevant creditors who did not assent to the CCW Proposal, as the original acceptance on 12 May 2003 was only 94%.

Each of the CCW Proposal and CEC Proposal, if it were to proceed, would constitute a connected transaction and would require the approval of the shareholders of the Company in a general meeting pursuant to the Listing Rules. A circular, together with the necessary notice for general meeting, would also be required to be sent to the shareholders of the Company for such approval purpose, which would need to be obtained prior to 31 August 2003. As the Company needs to allow time for the drafting and preparation of the circular and to give prior notice to its shareholders for the purposes of convening a general meeting, the latest date on which an announcement regarding the proposed dispatch of a circular has to be published in the press pursuant to the Listing Rules is on or about 30 July 2003 in order for the Company to hold a general meeting before 31 August 2003.

Since there is no agreement with the Condo Minority Shareholders and in view of the matters described above, the Board considered that the conditions precedent to the Debt Restructuring Proposals referred to above, in particular, the reaching of an agreement with the Condo Minority Shareholders, are unlikely to be fulfilled so that the Debt Restructuring Proposals could be completed on or before 31 August 2003, being the long stop date, in the absence of unforeseen events or waivers of such conditions precedent by the Company.

The Board does not currently intend to waive any such conditions and the Board believes it is in the interest of the Company and its shareholders to continue the legal action route, in the absence of any agreement with the Condo Minority Shareholders.

The Company does not intend to further negotiate with the creditors on the extension of the long stop date for fulfilling the conditions of the Debt Restructuring Proposals, as it appears to the Company that it is unlikely to reach an agreement with the Condo Minority Shareholders in accordance with the conditions precedent to the Debt Restructuring Proposals. It is therefore likely that the Debt Restructuring Proposals will be unsuccessful due to the fact that the conditions precedent are not fulfilled. In these circumstances, the winding-up petition(s) against CCW and CEC is (are) expected to proceed and as such, these two subsidiaries of the Company are likely to be wound up by the Court.

The Board does not expect any material adverse impact on the Group arising from the winding-up of CCW and CEC, except that it may result in the demand for repayment of two banking facilities of approximately HK$5 million and HK$7 million respectively granted to CCW and CEC. However, as both banking facilities have already been fully secured by either assets or cash deposit of the Group, any demand for repayment of such banking facilities in the event of the winding-up of any of CCW and CEC, is not expected to have any material adverse impact on the Group either. Further announcement will be made on this matter if and when appropriate. In the announcement dated 18 July 2003, it was disclosed that certain connected transactions of financial assistant nature would be disclosed in an announcement. Such announcement is currently being prepared.

Since the Debt Restructuring Proposals are unlikely to be successful, shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"CCW"	Condo Curtain Wall Company Limited, an indirect 52%-owned subsidiary of the Company
"CCW Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CCW to its creditors dated 17 April 2003
"CEC"	Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company
"CEC Proposal"	the debt restructuring proposal the terms and conditions of which were stated in the letter from CEC to its creditors dated 17 April 2003
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Condo Minority Shareholders"	the minority shareholders of the Condo Group, namely Mr. Yu Lap On, Stephen, Mr. Cheung Sui Keung and Mr. Ng Tze Kwan, each holding 16 per cent. of the beneficial interest in each of CCW and Wellstep (through their respective British Virgin Islands companies)
"Debt Restructuring Proposals"	the CCW Proposal and the CEC Proposal
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Relevant Indebtedness"	the indebtedness owed to the unsecured creditors of CCW or CEC (as the case may be) which is subject to the Debt Restructuring Proposals
"Wellstep"	Wellstep Management Limited, a company incorporated in the British Virgin Islands and the holding company of CEC

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 4 August 2003



SEC File No. 82-3735

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

公佈

繼日期為二零零三年六月五日有關該等債務重組建議之公佈及日期為二零零三年七月十八日有關(其中包括)對瑞和之少數股東採取法律行動之公佈，董事會謹此宣佈，因若干先決條件尚未達成，尤其是尚未與瑞和之少數股東達成協議，該等債務重組建議不可望於二零零三年八月三十一日(即長期停止日)或之前成為無條件。

正如現時所預期，倘該等債務重組建議於二零零三年八月三十一日未能成為無條件，在沒有不可預計事件發生之情況下，該等債務重組建議將會自動失效和終止。在此情況下，要求瑞和工程及瑞和中國清盤之呈請將會如期進行，及此兩家本公司之附屬公司可能最終各自被清盤。董事會並不預期該等附屬公司之清盤對本集團有任何重大不良影響。

鑒於該等債務重組建議可能不會成功，各股東及潛在投資者於買賣本公司股份時務請謹慎行事。

本公司謹此提述本公司日期分別為二零零三年六月五日及七月十八日有關該等債務重組建議之公佈。

根據該等債務重組建議之條款，該等債務重組建議需待於其所列載之先決條件於二零零三年八月三十一日或以前(或，如能豁免的話，獲本公司及瑞和工程或瑞和中國(視乎情況而定)豁免)達成後方告完成。如任何先決條件不可於該日或以前達成或獲豁免，該等債務重組建議將會自動失效及終止。

該等債務重組建議其中一個先決條件，是瑞和之少數股東與本公司及／或其附屬公司就(a)任何瑞和之少數股東於瑞和工程及Wellstep已有或可能有之任何法律和實際權益及所有其他權益之出售、轉讓及／或豁免；及(b)瑞和工程或瑞和中國(視乎情況而定)與瑞和之少數股東之間索償之豁免及／或結清簽訂協議。

雖然本公司已付出極大努力以圖與瑞和之少數股東達成協議，惟本公司與瑞和之少數股東就有關上述先決條件之磋商還沒有成功，各方亦沒有(或有望)達成協議。有關對瑞和之少數股東採取之法律行動及其回應之詳情，請參閱載於本公司日期為二零零三年七月十八日之公佈，內標題為『對WELLSTEP少數股東採取之法律行動』部份。

該等債務重組建議之另一項先決條件，是瑞和工程之建議及瑞和中國之建議各自需獲持有不少於瑞和工程及瑞和中國有關債項價值98%之無抵押債權人同意及接納。誠如本公司日期為二零零三年六月五日之公佈所述，瑞和中國已獲其所需大多數之相關債權人接納瑞和中國之建議，而於二零零三年六月五日(且於本公佈之日仍沒改變)，瑞和工程只獲其96.3%相關債權人接納瑞和工程之建議。根據本公司日期為二零零三年六月五日之公佈亦披露，原先於二零零三年五月十二日只獲94%接納但後獲96.3%接納瑞和工程之建議乃瑞和工程與其不同意瑞和工程之建議之相關債權人緊密磋商之成果。

倘各瑞和工程之建議及瑞和中國之建議進行的話，將構成一項關連交易及均需按照上市規則於股東大會上獲得本公司之股東批准。為了取得批准(需於二零零三年八月三十一日以前取得)，通函(連所需之股東大會通知)亦必須寄發予本公司之股東。鑒於本公司需要時間草擬及編製通函，以及需事先分發召開股東大會通知予其股東，根據上市規則，本公司最遲需約於二零零三年七月三十日於報章刊登有關建議分發通函之公佈，以便能於二零零三年八月三十一日前舉行股東大會。

由於本公司與瑞和之少數股東沒有達成協議及考慮到上述情況，董事會認為，上文所述之該等債務重組建議之先決條件(尤其是與瑞和之少數股東達成協議)達成之可能性不大，在沒有不可預見之事件發生或獲本公司豁免該等先決條件之情況下，未必能於二零零三年八月三十一日(其為長期停止日)或以前完成該等債務重組建議。

董事會現時沒有計劃豁免任何該等條件，並相信在還沒有與瑞和之少數股東達成協議前繼續採取法律行動是符合本公司及其股東之利益。

鑒於本公司預期無望根據該等債務重組建議之先決條件與瑞和之少數股東達成協議，本公司現時並無計劃為了使該等債務重組建議之條款能落實而就伸延長期停止日進一步與債權人進行商討。該等債務重組建議極可能因先決條件未能達成而無法成功執行。在此情況下，要求瑞和工程及瑞和中國清盤之呈請將會如期進行。因此，此兩家本公司之附屬公司可能被法院頒令清盤。

除可能因此而被要求償還兩項分別授予瑞和工程及瑞和中國為數約港幣5,000,000元及港幣7,000,000元之銀行信貸外，董事會並不預期瑞和工程及瑞和中國被清盤將會對本集團造成任何重大不良影響，然而，由於該兩項銀行信貸已經用本集團之資產或現金存款作全面抵押，故此，因瑞和工程及瑞和中國被清盤而被要求清還該等銀行信貸預期亦不會對本集團造成任何重大不良影響。本公司將就該事宜適時再作公佈。本公司日期為二零零三年七月十八日之公佈披露若干有關財務資助之關連交易將會於另一份公佈披露。該公佈現正整理中。

鑒於該等債務重組建議可能不會成功，各股東及潛在投資者於買賣本公司股份時務請謹慎行事。

釋義

「董事會」	指	本公司董事會(包括獨立非執行董事)
「瑞和工程」	指	瑞和工程有限公司，本公司間接擁有52%權益之附屬公司
「瑞和工程之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和工程發給其債權人之信函
「瑞和中國」	指	瑞和工程(中國)有限公司，本公司間接擁有52%權益之附屬公司
「瑞和中國之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和中國發給其債權人之信函
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「瑞和之少數股東」	指	瑞和集團之少數股東，即余立安先生、張瑞強先生及吳梓君先生，各人分別持有瑞和工程及(透過其各自之英屬處女群島公司持有) Wellstep 16%之權益
「該等債務重組建議」	指	瑞和工程之建議及瑞和中國之建議
「本集團」	指	本公司及其附屬公司
「港幣」	指	港幣，香港不時流通之法定貨幣
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「有關債項」	指	欠付瑞和工程及瑞和中國無抵押債權人之債項(按個別情況)，其受限於該等債務重組建議
「Wellstep」	指	Wellstep Management Limited，一家於英屬處女群島成立之公司及瑞和中國之控股公司

承董事會命
董事總經理
王幸東

香港，二零零三年八月四日

* *僅供識別*



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

東方有色集團有限公司之財務顧問

盛百利財務顧問有限公司

公佈

繼日期為二零零三年六月五日有關該等債務重組建議之公佈及日期為二零零三年七月十八日有關（其中包括）對瑞和之少數股東採取法律行動之公佈，董事會謹此宣佈，因若干先決條件尚未達成，尤其是尚未與瑞和之少數股東達成協議，該等債務重組建議不可望於二零零三年八月三十一日（即長期停止日）或之前成為無條件。

正如現時所預期，倘該等債務重組建議於二零零三年八月三十一日未能成為無條件，在沒有不可預計事件發生之情況下，該等債務重組建議將會自動失效和終止。在此情況下，要求瑞和工程及瑞和中國清盤之呈請將會如期進行，及此兩家本公司之附屬公司可能最終各自被清盤。董事會並不預期該等附屬公司之清盤對本集團有任何重大不良影響。

鑒於該等債務重組建議可能不會成功，各股東及潛在投資者於買賣本公司股份時務請謹慎行事。

本公司謹此提述本公司日期分別為二零零三年六月五日及七月十八日有關該等債務重組建議之公佈。

根據該等債務重組建議之條款，該等債務重組建議需待於其所列載之先決條件於二零零三年八月三十一日或以前（或，如能豁免的話，獲本公司及瑞和工程或瑞和中國（視乎情況而定）豁免）達成後方告完成。如任何先決條件不可於該日或以前達成或獲豁免，該等債務重組建議將會自動失效及終止。

該等債務重組建議其中一個先決條件，是瑞和之少數股東與本公司及／或其附屬公司就(a)任何瑞和之少數股東於瑞和工程及Wellstep已有或可能有之任何法律和實際權益及所有其他權益之出售、轉讓及／或豁免；及(b)瑞和工程或瑞和中國（視乎情況而定）與瑞和之少數股東之間索償之豁免及／或結清簽訂協議。

雖然本公司已付出極大努力以圖與瑞和之少數股東達成協議，惟本公司與瑞和之少數股東就有關上述先決條件之磋商還沒有成功，各方亦沒有（或有望）達成協議。有關對瑞和之少數股東採取之法律行動及其回應之詳情，請參閱載於本公司日期為二零零三年七月十八日之公佈，內標題為『對WELLSTEP少數股東採取之法律行動』部份。

該等債務重組建議之另一項先決條件，是瑞和工程之建議及瑞和中國之建議各自需獲持有不少於瑞和工程及瑞和中國有關債項價值98%之無抵押債權人同意及接納。誠如本公司日期為二零零三年六月五日之公佈所述，瑞和中國已獲其所需大多數之相關債權人接納瑞和中國之建議，而於二零零三年六月五日（且於本公佈之日仍沒改變），瑞和工程只獲其96.3%相關債權人接納瑞和工程之建議。根據本公司日期為二零零三年六月五日之公佈亦披露，原先於二零零三年五月十二日只獲94%接納但後獲96.3%接納瑞和工程之建議乃瑞和工程與其不同意瑞和工程之建議之相關債權人緊密磋商之成果。

倘各瑞和工程之建議及瑞和中國之建議進行的話，將構成一項關連交易及均需按照上市規則於股東大會上獲得本公司之股東批准。為了取得批准（需於二零零三年八月三十一日以前取得），通函（連所需之股東大會通知）亦必須寄發予本公司之股東。鑒於本公司需要時間草擬及編製通函，以及需事先分發召開股東大會通知予其股東，根據上市規則，本公司最遲需約於二零零三年七月三十日於報章刊登有關建議分發通函之公佈，以便能於二零零三年八月三十一日前舉行股東大會。

由於本公司與瑞和之少數股東沒有達成協議及考慮到上述情況，董事會認為，上文所述之該等債務重組建議之先決條件（尤其是與瑞和之少數股東達成協議）達成之可能性不大，在沒有不可預見之事件發生或獲本公司豁免該等先決條件之情況下，未必能於二零零三年八月三十一日（其為長期停止日）或以前完成該等債務重組建議。

董事會現時沒有計劃豁免任何該等條件，並相信在還沒有與瑞和之少數股東達成協議前繼續採取法律行動是符合本公司及其股東之利益。

鑒於本公司預期無望根據該等債務重組建議之先決條件與瑞和之少數股東達成協議，本公司現時並無計劃為了使該等債務重組建議之條款能落實而就伸延長期停止日進一步與債權人進行商討。該等債務重組建議極可能因先決條件未能達成而無法成功執行。在此情況下，要求瑞和工程及瑞和中國清盤之呈請將會如期進行。因此，此兩家本公司之附屬公司可能被法院頒令清盤。

除可能因此而被要求償還兩項分別授予瑞和工程及瑞和中國為數約港幣5,000,000元及港幣7,000,000元之銀行信貸外，董事會並不預期瑞和工程及瑞和中國被清盤將會對本集團造成任何重大不良影響，然而，由於該兩項銀行信貸已經用本集團之資產或現金存款作全面抵押，故此，因瑞和工程及瑞和中國被清盤而被要求清還該等銀行信貸預期亦不會對本集團造成任何重大不良影響。本公司將就該事宜適時再作公佈。本公司日期為二零零三年七月十八日之公佈披露若干有關財務資助之關連交易將會於另一份公佈披露。該公佈現正整理中。

鑒於該等債務重組建議可能不會成功，各股東及潛在投資者於買賣本公司股份時務請謹慎行事。

釋義

「董事會」	指	本公司董事會（包括獨立非執行董事）
「瑞和工程」	指	瑞和工程有限公司，本公司間接擁有52%權益之附屬公司
「瑞和工程之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和工程發給其債權人之信函
「瑞和中國」	指	瑞和工程（中國）有限公司，本公司間接擁有52%權益之附屬公司
「瑞和中國之建議」	指	債務重組建議，其條款及條件列載於日期為二零零三年四月十七日由瑞和中國發給其債權人之信函
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「瑞和之少數股東」	指	瑞和集團之少數股東，即余立安先生、張瑞強先生及吳梓君先生，各人分別持有瑞和工程及（透過其各自之英屬處女群島公司持有）Wellstep 16%之權益
「該等債務重組建議」	指	瑞和工程之建議及瑞和中國之建議
「本集團」	指	本公司及其附屬公司
「港幣」	指	港幣，香港不時流通之法定貨幣
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「有關債項」	指	欠付瑞和工程及瑞和中國無抵押債權人之債項（按個別情況），其受限於該等債務重組建議
「Wellstep」	指	Wellstep Management Limited，一家於英屬處女群島成立之公司及瑞和中國之控股公司

承董事會命
董事總經理
王幸東

香港，二零零三年八月四日

* *僅供識別*